September 21, 2007

Vanessa Robertson

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Stellar Pharmaceuticals Inc.

Form 10-KSB for fiscal year ended December 31, 2006

File No. 000-31198

In response to your letter which was sent to the Company by fax on September 6th, 2007, you will find below the detailed information as requested in your letter.

Issue 1. – Contingencies and Commitments

Attached as ‘Appendix I’ is the Company’s analysis in regards to the Watson payment received in December 2006 and the recording of such revenues.

Issue 2.  – Exhibits 32.1 and 32.2.

Amended certifications attached.

The Company hereby acknowledges that;

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Janice Clarke

Chief Financial Officer

Watson Analysis

The Company has reviewed EITF 00-21 in regards to Revenue Recognition with Multiple Deliverables and has determined that there are five separate deliverable units defined in the licensing and supply agreements with Watson Pharma.

1)

Methods and Technical Know How and the exclusive right and licence to market, distribute and sell Uracyst in the U.S.A.  This right includes the right to use any and all Patents, Proprietary Marks, Methods and Technical Know How.  For such right Stellar received US$2.2 million.

2)

Upon Stellar’s ability to secure a second patent in the U.S. protecting the Product – Stellar will receive US$1.3 million

3)

Upon receipt of FDA approval to market, sell and distribute the Product – Stellar will receive US$4.5 million

4)

Stellar will receive ongoing royalties on net sales in market. (see Schedule I)

5)

Stellar will supply product through the supply agreement to the licensee at 10% over cost

EITF 00-21 Units of Accounting

Referring to item 9:

In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.

The delivered item(s) has value to the customer on a standalone basis.  That item(s) has value on a standalone basis if it can be sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.  In the context of a customer’s ability to resell the delivered item(s), the Task force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.

There is objective and reliable evidence of the fair value of the undelivered item(s).

c.

If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. (According to the chart, if this is not applicable and a. and b. apply, then you may account for the delivered item(s) as a separate unit of accounting.)

Stellar’s analysis:

9a. The delivered item (the Methods and Technical Know How and the exclusive right and licence to the Product in the US market) has standalone value to Watson as follows:

1) Section 2.1 of the agreement grants Watson the exclusive right in the territory and to sublicense to third parties in that territory, which is further defined in Section 21.

2) Section 21 of the licensing agreement states that Watson may transfer or assign this agreement to a third party at anytime for a fair value as agreed upon by Watson and third party, Stellar must approve such assignment with this approval not to be unreasonably withheld. Therefore, Watson has the ability to sell this right at any time to a third party for an agreed upon fair value.

               3)  Section 11.3 of the agreement also grants Watson the right and control to continue with the agreement even if Stellar were to go bankrupt.

Obligations of Stellar

Section 3.4 of the agreement, which relates to expenses states that ‘all expenses incurred by Stellar in connection with the supply of ongoing Methods and Technical Know-How and in carrying out its obligations under this License Agreement shall be paid by Stellar’.  Upon the signing of the License Agreement with Watson, the Company at that time, transferred to Watson all if its current Methods and Technical Know-How as it relates to the current products.  If in the future, the Company makes improvements to the product (as defined in the agreement) then Stellar is under obligation to supply Watson with such information.  The cost of such improvements would fall under the research and development work the Company continues to do on its products and relates to all markets. Therefore such costs are and would be the cost of Stellar. However, under the Watson agreement there are no obligations to make such improvements.

Any further assistance provided by Stellar relates specifically to the second deliverable, that being ‘FDA approval’ and would result in an additional milestone payment.

Section 6 - a Commercialization Committee comprised of two senior managers of the Stellar to be established. The intent of Stellar’s participation on such a committee is to aid in adding value to the submission filings with FDA (with such approval, the second payment of funds would be received by Stellar).

Section 8.1 b) of the agreement clearly states that upon reasonable notice from Watson, Stellar maybe required to provide assistance however such assistance is only deemed to be a requirement if Stellar is able to provide such assistance; therefore Stellar is also able to deny such a request. All obligations in regards to regulatory matters (section 2.3) that is not currently in the regulatory package, that may be required for the territory, shall be the sole obligation and cost of Watson. Any assistance provided by Stellar would be at the discretion of Stellar and would have no material time consumption.

The Company referred to Example 6 of EITF 00-21 in regards to the determination of the above facts and found that the up-front payment and milestones in this example were contingent on a defined ongoing obligation to the company.  However, such ongoing obligation as it relates to the upfront payment received by Stellar for the license agreement requires no additional, material obligations.

Therefore the payment for signing the license agreement stands alone.  The fee is the culmination of that deliverable.  No material actions or obligations are required from Stellar other than reasonable support as would be expected under such agreements.

9b. As was determined by the third-party (AAI) through market research valuations, each of the remaining undeliverable(s) has been determined to have standalone value, as follows:

1)

Secure a second patent to protect and extend the patent for the product.

The Company is not required to secure the second patent as related to any other part of the contract. If the Company does however move forward with securing such a patent a cash payment of US$1.3 will be received from the licensee.

2)

The FDA approval is considered to be a standalone unit as the licensee could decide, once FDA approval has been received, to do a distribution agreement with a third company for the US market. Obtaining FDA approval is the sole responsibility of the licensee.

3)

The Royalties from the Licensing Agreement and Revenues from the Supply Agreement are also standalone units as revenues will be received in conjunction with product purchased and sold in the Territory based on fair market value (see Schedule I).

Further, a review of SAB104 shows the following in regards to the non-refundable up-front payment received by the Company:

a.

The payment received was set based on the fair value of the deliverable item as it stood alone.

b.

The Company is not obligated to develop any additional technology. The development of additional technology is the sole responsibility of Watson.  Stellar has agreed to provide the technology and know-how currently available.  The rights to Technical Know-How have been sold as a separate unit.

In consideration of the above Stellar reviewed the one time non-refundable, up front payment of US$2.2 million received from Watson Pharma in regards to the licensing and supply agreements which were signed in December 2006. The “delivery” of the right to Watson to sell and market Uracyst in the USA was considered the completion of the earnings process. The measurability of this deliverable had been determined to be US$2.2 million, therefore measurability was certain.  The Company received complete payment of the $2.2 million in cash in their bank account on December 15, 2006, therefore not only was collection reasonably assured it was confirmed.  The Company then reviewed if the risk of ownership had changed hands.  This ownership and risk transferred to Watson upon the signing of the agreement and the transfer of funds to Stellar which had been received. Therefore, the risk now resides with Watson. Based on the above analysis Stellar was confident in there determination that the full value of the revenues received from Watson in this transaction had met the revenue recognition criteria and therefore recorded the $2.2 million as revenue in 2006.

The following questions were asked in regards to these funds:

1. Is collection assured?  Cash payment received on December 15, 2006

2. Are there conditions stipulated in the contract with regards to the one-time payment?  No.

3. Is further performance required in connection with the initial fee?  No.

4. Does future deliverability of product to Watson have any effect on the one-time payment?  Delivery of product does not affect the one-time payment. The supply of the product is a separate part of the agreement and Watson has the ability to have the product manufactured somewhere else if Stellar is not able to supply.

5. If Stellar does not do anything, is it required to refund such amount?  The Company delivered the right to sell and distribute the product to Watson by the signing of the agreement, which is what the Company was paid the $2.2 million for. There is no obligation to do anything further and no recourse to refund any portion of the payment received.

SCHEDULE I

REVIEW OF UNDELIVERABLE

ROYALTY REVENUE FROM WATSON AS TO FAIR MARKET VALUE

The following points were noted:

Contract with Pohl-Boskamp - no supply of product; 7 year agreement; 17.5% royalty; $300,000 up-front payment

Contracts with Megapharm and Shanghai Medical - supply product at a set cost of $60.00 per box of 4

Contract with Watson - 15 year term; supply of product @ 10% above cost and a graduated royalty of 10 - 18% based on sales volumes (higher sales = higher %); US$2.2 million upfront payment.

Supply of product to Watson - Stellar will benefit through economies of better cogs on the product and therefore receive a better margin on the product being sold both domestically as well as internationally, unlike the contract negotiated with Pohl-Boskamp where there was no supply of product.  Watson has stated that their intention is to go into the market at a cost of around US$200 per vial (US$800 per box of 4), they have based this assumption on the fact that they feel Uracyst will be the product of choice in the US market, with no product currently in the market to compare. I feel this pricing is a little aggressive (based on current Cdn market) and therefore in my analysis, have used a more conservative number of US$125 (US$500 per box of 4).  Using the US$125 as the base point, the royalty revenues the Company would receive from sales in the US would range anywhere from US$50 to US$90 (per box of 4) depending on the royalty point Watson is at.  Add into the factor that we will receive a 10% above cogs for the supply of product (approx. $2.50 per box); Stellar would be receiving approx. $60 - $106 Cdn per box of 4, the lower being comparative to our current market price with other licensees.

		Royalty stream (low & high)
Market price per vial	Per box of 4	10%	18%	Exchg. Rate	10% to Stellar	18% to Stellar
$125.00	$ 500	$ 50	$ 90	1.15	$ 57.50 + 2.50 cogs = $ 60.00	$103.50 + 2.50 cogs = $106.00

In comparison, Stellar is currently receiving revenues from sales in the European market of approx. $65 Cdn per box depending on the market they are selling in.  Clearly the royalty to be received from Watson is comparative to the other markets the Company has agreements with. Therefore, it has been determined that the up-front payment received has not been calculated based on a reduced later payment in royalties and therefore the up-front payment and undelivered item of royalties has a stand-alone.